EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement of The News Corporation Limited (Form F-3) for the resale of American Depositary Shares representing Preferred Limited Voting Ordinary Shares, to be issued by The News Corporation Limited to General Motors Corporation in connection with the acquisition of a 34% interest in Hughes Electronics Corporation, and to the incorporation by reference therein of our report dated August 13, 2003, with respect to the consolidated financial statements of Fox Entertainment Group, Inc. included in The News Corporation Limited’s Annual Report (Form 20-F) for the year ended June 30, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Ernst & Young LLP

Los Angeles, California

December 12, 2003